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MEMORANDUM

TO:                Chad Eskildsen
                   U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:              Susan Rhee
                   ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:              December 5, 2007

SUBJECT:           Response to Comments to Form N-1A for JNL Investors
                   Series Trust (the "Trust")
                   File Nos: 333-43300 and 811-10041
------------------ -------------------------------------------------------------

This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission   Staff",  as  appropriate)   comments  received
telephonically on December 4, 2007 to the Trust's 485APOS filing on Form N1-A.

Each of the comments, as we understood them, is repeated below in italics, with responses immediately following. Please note that all underscored, italicized or bolded text will appear as all capital letters in EDGAR.

PROSPECTUS

1. FOR THE JACKSON PERSPECTIVE 10 X 10 FUND, PLEASE DEFINE "SECURITIES" IN THE FIRST PARAGRAPH OF THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES." ALSO, IN THE LAST SENTENCE OF THE FIRST PARAGRAPH PLEASE CHANGE "UNDERLYING FUND" TO "UNDERLYING FUNDS."

     The underscored language has been added to the section entitled "PRINCIPAL INVESTMENT STRATEGIES."

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by initially allocating approximately 50% to the Class A shares of the Jackson Perspective 5 Fund and 50% to the Class A shares of the Jackson Perspective Index 5 Fund (the Perspective 5 Fund and Perspective Index 5 Fund are referred to as the "Underlying Funds" and are also described in this Prospectus). The Underlying FundS will invest in the COMMON STOCK securities of all capitalization companies.


2. FOR THE JACKSON PERSPECTIVE S&P 4 FUND, PLEASE CONFIRM THAT THE "INDUSTRY CONCENTRATION RISK" SHOULD BE INCLUDED IN THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE FUND":

     We appreciate the Commission Staff's clarification on industry concentration. After our discussion, we reviewed the Fund's investment strategy with the sub-adviser and concluded that the Fund will not invest more than 25% in any industry. Therefore, Industry Concentration Risk will be deleted and we have added the following disclosure to ensure that the 25% concentration limitation is not violated.

     Certain provisions of the 1940 Act, limit the ability of the Fund to invest more than 25% of the Fund's total assets in a particular industry ("25% limitation"). If a security is selected which would cause the Fund to exceed the 25% limitation, the Sub-Adviser may depart from the Fund's investment strategy only to the extent necessary to maintain compliance with the 25% limitation. Any amount that cannot be allocated to a particular industry because of the 25% limitation will be allocated among the remaining portfolio securities in proportion to the percentage relationships determined by the strategy.


3. FOR THE JACKSON PERSPECTIVE ASIAN BOND FUND, IN THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE FUND," PLEASE DELETE THE WORD "AT TIMES" FROM THE "INDUSTRY CONCENTRATION RISK."

     We appreciate the Commission Staff's clarification on industry concentration. The following "industry concentration risk" will be revised as follows in the section entitled "INDUSTRY CONCENTRATION RISK." The language in parentheticals has been deleted.

     o INDUSTRY CONCENTRATION RISK. (At times t) The Fund will increase the relative emphasis of its investments in a particular industry. Stocks of issuers in a particular industry are subject to changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry more than others. To the extent that the Fund has greater emphasis on investments in a particular industry, its share values may fluctuate in response to events affecting that industry.

     ALTHOUGH THIS COMMENT IS NOTED IN THE SECTION FOR JACKSON PERSPECTIVE ASIAN BOND FUND, WE WILL MAKE THE SAME CHANGE TO ALL OF THE PAM SINGAPORE SUB-ADVISED FUNDS.


4. FOR THE JACKSON PERSPECTIVE JAPAN FUND, IN THE FIRST PARAGRAPH OF THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES", PLEASE DELETE THE WORD "PRIMARILY" IN THE THIRD SENTENCE.

     The language in parentheticals in the first paragraph of the section entitled "PRINCIPAL INVESTMENT STRATEGIES" has been deleted.

     PRINCIPAL INVESTMENT STRATEGIES. The Fund aims to generate positive long-term capital growth through a focused (exposure to be typically about 30 to 50 different equity issuers) portfolio of equities and equity related securities (such as depositary receipts, convertible bonds and warrants) managed without being constrained by a benchmark. Bonds may also be held as either an alternative exposure to a particular corporate issuer (where a bond is more attractive than the company's equity) or for cash management purposes through the use of short-term government securities. The Fund will invest under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) (primarily) in securities of companies which are incorporated, principally listed in or have their area of primary activity in Japan where the (i) securities of issuers organized under the laws of the country or of a country within the geographic region or maintains their principal place of business in that country or region; or (ii) securities are traded principally in the country or region; or (iii) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region.


5.   FOR  THE  JACKSON   PERSPECTIVE   ASIAN  REAL  ESTATE   FUND,   PLEASE  ADD
     "PRINCIPALLY" FOLLOWING "WHICH ARE INCORPORATED," IN THE FIRST PARAGRAPH OF THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES."

     The underscored language has been added to the first paragraph of the section entitled "PRINCIPAL INVESTMENT STRATEGIES."

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) primarily in listed Real Estate Investment Trusts ("REITs") and property related securities of companies (such as property stocks, convertible bonds, property IPOs), which are incorporated, PRINCIPALLY listed in or have their area of primary activity in the Asia Pacific region including Japan, Australia, and New Zealand where the (i) securities of issuers organized under the laws of the country or of a country within the geographic region or maintains their principal place of business in that country or region; or (ii) securities are traded principally in the country or region; or
     (iii) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region.


As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing which is expected to be filed on or about December 10, 2007.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File

   1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
              Toll Free: (800) 565-9044 email: susan.rhee@jnli.com

JACKSON PERSPECTIVE S&P 4 FUND

INVESTMENT OBJECTIVE. The investment objective of the Jackson Perspective S&P 4 Fund ("Fund") is capital appreciation.


PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing approximately equal amounts in the common stock of all capitalization companies included in the S&P 500 selected through a blend of four distinct strategies. The Fund will invest at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in companies included in the S&P 500.

Each strategy is run independently and results in the recommendation of 30 companies per strategy. However, the blended portfolio will not necessarily contain 120 stocks due to the potential for stock overlap. The Fund seeks to achieve its objective by making allocations of its assets to the following four strategies as determined by Standard & Poor's Investment Advisory Services LLC ("SPIAS") on the Stock Selection Date:

     o    25% in the S&P Competitive Advantage Strategy*; and

     o    25% in the S&P Dividend Income & Growth Strategy*; and

     o    25% in the S&P Intrinsic Value Strategy*; and

     o    25% in the S&P Total Yield Strategy*.


* Each of these strategies is described below.


The initial Stock Selection Date will be on or about December 1, 2007. The next Stock Selection Date is expected to be on or about March 1, 2009. Thereafter, the Stock Selection Date will be on or about 13 months after the previous Stock Selection Date. The securities for each strategy are selected only on each Stock Selection Date. SPIAS generally uses a buy and hold strategy, recommending trades only around each Stock Selection Date, when cash flow activity occurs, and for dividend reinvestment. SPIAS may also recommend trades for mergers if the original stock is not the surviving company.

The Fund is balanced and reconstituted every 13 months, and therefore, may incur significant short-term and long-term capital gains and losses that may have tax consequences.

You should check with your investment professional and tax professional regarding the potential impact to your overall financial plan and tax situation.

Between Stock Selection Dates, when cash inflows and outflows require, Mellon Capital Management Corporation ("Mellon Capital") makes new purchases and sales of common stocks of the four specialized strategies in approximately the same proportion that such stocks are then held in the Fund determined based on market value.

To effectively manage cash inflows and outflows, the Fund may maintain a cash position primarily consisting of shares of money market mutual funds including an affiliated JNL Money Market Fund to the extent permitted under the 1940 Act. The Funds may also invest to some degree in cash, cash equivalents, and other money market instruments.


The securities which comprise the above strategies are selected as follows:

THE S&P COMPETITIVE ADVANTAGE STRATEGY:


     The strategy seeks to achieve its objective by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500 that are, in the opinion of SPIAS, profitable and predominantly higher-quality. In selecting the companies, SPIAS looks for companies, determined by the criteria below, which are in the top decile by return on invested capital with the lowest market-to-book multiples.


The 30 companies, which must all be included in the S&P 500, are selected each Stock Selection Date and are chosen as follows:


     o First, from the companies included in the S&P 500 Index, SPIAS excludes stocks with a S&P Quality Rank of B- or lower; and then,

     o Of the remaining, SPIAS selects the top 50 stocks as ranked by return on invested capital; and then,

     o    SPIAS selects the 30 stocks with the lowest price to book multiple.


THE S&P DIVIDEND INCOME & GROWTH STRATEGY:


     The strategy seeks to achieve its objective by investing approximately equal amounts in the common stock of the 30 companies, determined by the criteria below, that have the highest indicated annual dividend yields
("Dividend Yield") within their sector. The three stocks with the highest Dividend Yield, determined by the criteria below, are selected from each of 10 economic sectors in the S&P 500. The 30 companies, which must all be included in the S&P 500, are selected each Stock Selection Date and are chosen as follows:


     o First, from the companies included in the S&P 500 Index, SPIAS selects stocks with an S&P Quality Rank of B+ or better and an S&P Credit Rating of BBB+ or better. If a total of three stocks do not pass the screens in a particular sector, the S&P Credit Rating hurdle will be lowered until a total of 3 stocks qualify; and then

     o SPIAS selects from each of ten economic sectors in the S&P 500 the three stocks with the highest Dividend Yield.

THE S&P INTRINSIC VALUE STRATEGY:


     The strategy seeks to achieve its objective by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500, excluding financial companies, that are, in the opinion of SPIAS, companies with positive free cash flows and low external financing needs.


The 30 companies, which must all be included in the S&P 500, are selected each Stock Selection Date and are chosen as follows:


     o First, from the companies included in the S&P 500 Index, excluding financial companies, SPIAS selects stocks with a S&P Quality Rank of B or better and a S&P Credit Rating of BB- or better; and then

     o SPIAS selects only those stocks with a positive value of free cash flow; and then

     o SPIAS selects only those stocks with a decreasing amount of shares outstanding; and then

     o SPIAS selects the top 30 stocks as measured by highest free cash flow yield.


THE S&P TOTAL YIELD STRATEGY:


     The strategy seeks to achieve its objective by investing approximately equal amounts in the common stock of the 30 companies determined by the criteria below, that have the highest S&P Total Yield (a broad measure of cash returned to shareholders and bondholders). SPIAS seeks companies that are significantly reducing their debt burden and/or increasing their equity distributions.


     The 30 companies, which must all be included in the S&P 500, are selected each Stock Selection Date and are chosen as follows:

     o First, from the companies included in the S&P 500 Index, SPIAS selects stocks with a S&P Quality Rank of B or better; and then


     o    SPIAS  selects the 30 stocks with the  highest  S&P Total  Yield.  S&P
          Total Yield is defined by taking the sum of the cash dividend, net cash used for stock repurchases, and net cash used to retire debt divided by the company's market capitalization.

Companies, which as of the Stock Selection Date, S&P has announced will be removed from the S&P 500, will be removed from the universe of securities from which the Fund stocks of the four strategies above are selected.

Certain provisions of the 1940 Act, limit the ability of the Fund to invest more than 5% of the Fund's total assets in the stock of any company that derives more than 15% of its gross revenues from securities related activities ("Securities Related Companies"). If a Securities Related Company is selected by the strategy described above, SPIAS may depart from the Fund's investment strategy only to the extent necessary to maintain compliance with these provisions. Any amount that cannot be allocated to a Securities Related Company because of the 5% limit will be allocated among the remaining portfolio securities in proportion to the percentage relationships determined by the strategy.

Certain provisions of the 1940 Act, limit the ability of the Fund to invest more than 25% of the Fund's total assets in a particular industry ("25% limitation"). If a security is selected which would cause the Fund to exceed the 25% limitation, the Sub-Adviser may depart from the Fund's investment strategy only to the extent necessary to maintain compliance with the 25% limitation. Any amount that cannot be allocated to a particular industry because of the 25% limitation will be allocated among the remaining portfolio securities in proportion to the percentage relationships determined by the strategy.


PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

     o MARKET RISK. Because the Fund invests in U.S.-traded equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities in response to factors affecting the market in general. Stock prices in general may decline over short or even extended periods. The stock market tends to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Further, even though the stock market is cyclical in nature, returns from a particular stock market segment in which the Fund invests may still trail returns from the overall stock market. Furthermore, the market may not favor a particular kind of security, such as dividend-paying securities in which the Fund invests, and may not favor equity securities at all.

     o COMPANY RISK. Because the Fund invests in U.S. traded equity securities, it is subject to company risk. Stock prices typically fluctuate more than the values of other types of securities in response to changes in a particular company's financial conditions. For example, unfavorable or unanticipated poor earnings performance of a company may result in a decline in its stock price.